Exhibit 2(d)

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2019, Smith & Nephew plc (the “Company” or “SNN”) had the following series of securities registered pursuant to Section 12(b) of the Act:

	Ticker	Name of each exchange
Title of each class	symbol	on which registered
American Depositary Shares	SNN	New York Stock Exchange
Ordinary Shares of US 20 cents each	SNN	New York Stock Exchange*

*    Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Capitalized terms used but not defined herein have the meanings given to them in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

ORDINARY SHARES

The following is a summary of the material terms of the ordinary shares of nominal value of US 20 cents, as set forth in our Articles of Association and the material provisions of U.K. law. This description is a summary and does not purport to be complete. You are encouraged to read our Articles of Association, which are filed as an exhibit to the Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, incorporated by reference into this document.

Share Capital

All the Company’s ordinary shares, including those held by Directors and Executive Officers, rank pari passu with each other.

In 2006, the Company issued £50,000 of shares in Sterling in order to comply with English law. These were issued as deferred shares, which are not listed on any stock exchange. They have limited rights and therefore effectively have no value. These are held by the Company Secretary, although the Board reserves the right to transfer them to a member of the Board should it so wish.

As at December 31, 2019, 42,295,795 ADSs equivalent to 84,591,590 ordinary shares or approximately 9.6% of the total ordinary shares in issue were outstanding and were held by 86 registered ADS holders. The share price is quoted in Sterling.

The Company currently has permission from shareholders to purchase up to 10% of its own shares. Shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled by the Company in order to avoid shareholder dilution. From January 1, 2019 to December 31, 2019, the Company purchased 3,095,156 ordinary shares at a cost of $63,278,944 as part of the ongoing programme to buy back an equivalent number of shares to those vesting as part of the employee share plans. The shares were purchased in the open market by J. P. Morgan Securities plc on behalf of the Company.

As far as is known to management, the Company and all its Subsidiaries (the “Group”) are not directly or indirectly owned or controlled by another company or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change of control of the Group. There are no securities in issue which have special rights as to the control of the Company.

Trading Markets

The principal trading market for the Company’s ordinary shares is the London Stock Exchange (LSE), on which they are quoted under the symbol ‘SN’. In the United States, the Company’s ordinary shares are traded in the form of ADSs, evidenced by ADRs, on the New York Stock Exchange (NYSE) under the symbol ‘SNN’. Each ADS represents two ordinary shares. J.P. Morgan Chase Bank, N.A. is the authorised depositary bank for the Company’s ADR programme having taken over from Deutsche Bank Trust Company Americas on October 1, 2019.

Rights Attaching to Ordinary Shares

Dividend Rights and Rights to Share in the Company’s Profits

Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 2006.

Holders of the Company’s ordinary shares are entitled to receive final dividends as may be declared by the Directors and approved by the shareholders in a general meeting, rateable according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.

The Company’s Board of Directors may declare and pay to shareholders such interim dividends as appear to them to be justified by the Company’s financial position. If authorised by an ordinary resolution of the shareholders, the Board of Directors may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company). Any dividend unclaimed after twelve years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company. Provided that during this 12-year period, at least three dividends whether interim or final on or in respect of the share in question have become payable, and provided further the Company has taken steps which the Board considers reasonable during this 12-year period to trace the shareholder (including if appropriate, engaging a professional tracing agent) and has sent notice of the Board’s intention to sell the shares, the Board can sell the shares and use such proceeds for any purpose that the Board thinks fit.

Dividends are declared in US Dollars with an equivalent amount in Sterling payable to those shareholders whose registered address is in the United Kingdom, or who have validly elected to receive Sterling dividends.

Voting Rights

The holders of ordinary shares are entitled, in respect of their holdings of such shares, to receive notice of general meetings and to attend, speak and vote at such meetings in accordance with the Articles.

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held.

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•    The Chair of the meeting;

•    At least five shareholders present in person or by proxy and entitled to vote at the meeting;

•    Any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•    Any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting and on which there have been paid up sums in the aggregate at least equal to one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are two kinds:

•    An ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of the Auditor, the increase of share capital or the grant of authority to allot shares.

•    A special resolution, which includes resolutions amending the Articles, disapplying statutory pre-emption rights, modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up or changing the Company’s name.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons present and entitled to vote at a meeting at which there is a quorum.

Special resolutions require the affirmative vote of not less than three quarters of the persons present and entitled to vote at a meeting at which there is a quorum.

Annual General Meetings must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 14 clear days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. Meetings are convened by the Board of Directors and members with 5% of the ordinary share capital ma requisition the Board to convene a meeting. Any two Members of the Board may call a general meeting to appoint one or more additional Directors in the event there are insufficient Directors to be able to call a general meeting, or where they are unwilling to do so.

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of that class. Where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to sexercise voting rights.

Rights in a Winding-Up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution is to be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them:

•    After the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•    Subject to any special rights attaching to any class of shares.

This distribution is generally to be made in US Dollars. A liquidator may, however, upon the adoption of a an extraordinary resolution of the shareholders and any other sanction required by law, divide among the shareholders the whole or any part of the Company’s assets in kind.

Limitations on Voting and Shareholding

There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company’s shareholders.

Exchange controls and restrictions on payment of dividends

Other than economic sanctions which may be in force in the UK from time to time, there are no restrictions under the Articles or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares, except that where any non-UK resident shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. Details of the Company’s dividend reinvestment plan are not sent to shareholders with recorded addresses in the US and Canada.

Share Awards and Grants to Employees

The Company operates the following equity-settled executive and employee share plans: Smith & Nephew Global Share Plan, Smith & Nephew ShareSave Plan and Smith & Nephew International ShareSave Plan.

As at December 31, 2019, 4,519,000 options were outstanding with a range of exercise prices from 538 to 1,541 pence and the maximum number of shares that could be awarded under the Group’s long-term incentive plans for senior employees and senior executives was 4,947,000.

Employees’ Share Trust (Trust)

SNN operates a Trust for the benefit of employees. Shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled by the Company. No more shares are held within the Trust than are required for the next six months of anticipated vestings. Any unvested shares held in the Trust are not voted upon at shareholder meetings. No more than 5% of the issued share capital is held within the Trust.

A dividend waiver is in place in respect of shares held under the Company’s long-term incentive plans.  The Company’s Employees’ Share Trust only accepts dividends in respect of nil-cost options and deferred bonus plan shares, the waiver represented less than 1% of the total dividends paid.

AMERICAN DEPOSITARY SHARES

The following is a summary of the general terms and provisions of the Fifth Amended and Restated Deposit Agreement (the “Deposit Agreement”) under which the Depositary will deliver the American Depositary Shares (“ADSs”). The Deposit Agreement is among us, J.P. Morgan Chase Bank, N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADSs issued under it. This summary does not purport to be complete. You should read the Deposit Agreement, which we have filed with the SEC as an exhibit to the Form F-6 filed on September 23, 2019. You may also read the Deposit Agreement at the corporate trust offices of J.P. Morgan Chase Bank, N.A. The principal executive office of the Depositary and its corporate trust office is currently located at J.P. Morgan Depositary Receipts, 383 Madison Avenue, Floor 11, New York, NY 10179, United States.

American Depositary Shares

The Company’s ordinary shares are listed on the NYSE in the form of ADSs, evidenced by American Depositary Receipts (“ADRs”) and traded under the symbol ‘SNN’. Each ADR represents two ordinary shares.

Voting Rights

The Deposit Agreement has granted certain indirect rights to vote to the ADR holders. ADR holders may not attend the Company’s general meetings in person. ADR holders exercise their voting rights by instructing the Depositary to exercise the voting rights attached to the registered ordinary shares underlying the ADRs. The Depositary exercises the voting rights for registered ordinary shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to a person designated by the Company pursuant to paragraph 12 of the form of ADR. The same voting restrictions apply to ADR holders as to those holding ordinary shares of the Company (i.e., the application of the United Kingdom Disclosure and Transparency Rules with regard to the notification to the Company of certain interests in the Company).

As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of ordinary shares or other deposited securities, the Depositary will distribute to holders a notice stating (a) final information particular to such vote and meeting and any solicitation materials, (b) that each holder on the record date set by the Depositary will, subject to any provisions of United Kingdom law, be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Following actual receipt by the ADR department responsible for proxies and voting of Holders’ instructions, the Depositary shall endeavor, insofar as practicable and permitted under the provisions of or governing deposited securities, to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any deposited securities.

Notwithstanding anything contained in the Deposit Agreement or any ADR, the Depositary may, to the extent not prohibited by any law, rule or regulation or the rules and/or requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the Depositary in connection with any meeting of or solicitation of consents or proxies from holders of Deposited Securities, distribute to the Holders a notice that provides Holders with or otherwise publicizes to Holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials). Holders are strongly encouraged to forward their voting instructions as soon as possible. Voting instructions will not be deemed received until such time as the ADR department responsible for proxies and voting has received such instructions, notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as Depositary, prior to such time.

Share Dividends and Other Distributions

Subject to paragraphs 4 (Certain Limitations to Registration, Transfer etc.) and 5 (Liability for Taxes, Duties and other Charges)  of the form ADR, to the extent practicable, the Depositary will distribute to each ADR holder entitled thereto on the record date set by the Depositary therefor at such ADR holder’s address shown on the ADR Register, in proportion to the number of deposited securities (on which the following distributions on deposited securities are received by the custodian) represented by ADSs evidenced by such holder’s ADRs:

(a) Cash: Any US dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in paragraph 10 (“Cash”) of the form of ADR, on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain holders, and (iii) deduction of the Depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to US dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US dollars to the US by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(b) Shares. (i) Additional ADRs evidencing whole ADSs representing any ordinary shares available to the Depositary resulting from a dividend or free distribution on deposited securities consisting of ordinary shares (a “Share Distribution”) and (ii) US dollars available to it resulting from the net proceeds of sales of ordinary shares received in a Share Distribution, which ordinary shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

(c) Rights. (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional ordinary shares or rights of any nature available to the Depositary as a result of a distribution on deposited securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any US dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-transferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse).

(d) Other Distributions. (i) Securities or property available to the Depositary resulting from any distribution on deposited securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any US dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

The Depositary will distribute US dollars by checks drawn on a bank in the US for whole dollars and cents (any fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current policies), pursuant to paragraph 10 of the form of ADR.

Deposit, Withdrawal and Cancellation

Subject to paragraphs 4 (Certain Limitations to Registration, Transfer etc.) and 5 (Liability for Taxes, Duties and other Charges) of the form ADR, upon surrender of (i) a certificated ADR in form satisfactory to the Depositary at the transfer office or (ii) proper instructions and documentation in the case of a Direct Registration ADR, the holder is entitled to delivery at, or to the extent in dematerialized form from, the custodian’s office of the deposited securities at the time represented by the ADSs evidenced by this ADR. At the request, risk and expense of the holder, the Depositary may deliver such deposited securities at such other place as may have been requested by the holder. Notwithstanding any other provision of the deposit agreement or this ADR, the withdrawal of deposited securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

Reclassification, Recapitalizations and Mergers

Subject to paragraphs 4 (Certain Limitations to Registration, Transfer etc.) and 5 (Liability for Taxes, Duties and Other Charges) of the form ADR, the Depositary may, in its discretion, and shall if reasonably requested by the Company, amend this ADR or distribute additional or amended ADRs (with or without calling this ADR for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and the Depositary is hereby authorized to surrender any Deposited Securities to any person and, irrespective of whether such Deposited Securities are surrendered or otherwise cancelled by operation of law, rule, regulation or otherwise, to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company.

To the extent the Depositary does not so amend this ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute deposited securities and each ADS evidenced by this ADR shall automatically represent its pro rata interest in the deposited securities as then constituted.

Promptly upon the occurrence of any of the aforementioned changes affecting deposited securities, the Company shall notify the Depositary in writing of such occurrence and as soon as practicable after receipt of such notice from the Company, may instruct the Depositary to give notice thereof, at the Company's expense, to Holders in accordance with the provisions hereof. Upon receipt of such instruction, the Depositary shall give notice to the Holders in accordance with the terms thereof, as soon as reasonably practicable.

Amendment and Termination

The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of holders or beneficial owners, shall become effective 30 days after notice of such amendment shall have been given to the holders. Every holder or beneficial owners of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the

Holder of any ADR to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the holders at least 30 days prior to the date fixed in such notice for such termination, subject to the provisions of paragraph 17 of the form ADR. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and this ADR, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and this ADR, except for its obligations to the Company under Section 16 of the Deposit Agreement and to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

Limitation on Obligations and Liability to ADR Holders

The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if any present or future law, rule, fiat, order or decree of the United States, the United Kingdom or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, nationalization or other circumstance beyond its control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or this ADR provides shall be done or performed by it or them (including, without limitation, voting pursuant to paragraph 12 of the form ADR), or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADR (including, without limitation, any failure to determine that any distribution or action maybe lawful or reasonably practicable); (b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Deposit Agreement without gross negligence  or willful misconduct; (c) in the case of the Depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR; (d) in the case of the Company and its agents hereunder be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required; or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed by it to be competent to give such advice or information, or in the case of the Depositary only, the Company. The Depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system.

The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by them to be genuine and to have been signed, presented or given by the proper party or parties. The Depositary shall be under no obligation to inform holders or any other holders of an interest in any ADSs about the requirements of English law, rules or regulations or any changes therein or thereto. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary and its agents have agreed to indemnify the Company under certain circumstances. No disclaimer of liability under the Securities Act is intended by any provision hereof.

Books of Depositary

The Deposit Agreement, the provisions of or governing Deposited Securities and any written communications from the Company, which are both received by the Custodian or its nominee as a holder of Deposited Securities and made generally available to the holders of Deposited Securities, are available for inspection by Holders at the offices of the Depositary and the Custodian, at the Transfer Office, on the U.S. Securities and Exchange Commission’s website, or upon request from the Depositary (which request may be refused by the Depositary at its discretion).